Adagio Medical Holdings, INC.

26051 Merit Circle, Suite 102

Laguna Hills, CA 92653

December 10, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adagio Medical Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-291741)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-291741) (the “Registration Statement”) to become effective on December 12, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Eric Blanchard and Paul Alexander of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please confirm that event with Eric Blanchard of Cooley LLP, counsel to the Registrant, at (617) 937-2445 or eblanchard@cooley.com, or in his absence, Paul Alexander, at (202) 776-2118 or palexander@cooley.com.

[Signature page follows]

Very truly yours,

Adagio Medical Holdings, Inc.

By:	/s/ Deborah Kaster
Deborah Kaster
Chief Financial Officer and Chief Business Officer

cc:	Todd Usen, Adagio Medical Holdings, Inc.
Eric Blanchard, Cooley LLP
Paul Alexander, Cooley LLP

Signature Page to Company Acceleration Request – S-3